

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2010

J. Allen Fine
Chairman and CEO
Investors Title Company
121 North Columbia Street
Chapel Hill, North Carolina 27514

> **Re: Investors Title Company**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed March 15, 2010**
> **File No. 0-11774**

Dear Mr. Fine:

We have completed our review of your Form 10-K and do not have any further comments at this time.

Sincerely,

Gus Rodriguez
Branch Chief